

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 23, 2015

Via E-mail
Mr. Charles D. Boynton
Executive Vice President and Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, CA 95134

> **Re: SunPower Corporation**
> **Form 10-K for the Fiscal Year Ended December 28, 2014**
> **Filed February 24, 2015**
> **Form 10-Q for the Quarterly Period Ended June 28, 2015**
> **Filed July 29, 2015**
> **File No. 001-34166**

Dear Mr. Boynton:

We have reviewed your July 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2015 letter.

Form 10-K for Fiscal Year Ended December 28, 2014

Item 8. Financial Statements and Supplementary Data

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 87

1.   Please provide us with a specific and comprehensive discussion of the differences in the underlying nature of arrangements for your system sales for which revenue is recognized under ASC 605 and those arrangements for which revenue is recognized under ASC 360.

Please help us better understand how land or land rights are included or excluded from these arrangements. In addition, please quantify the amount of revenue recognized for each type of arrangement.

2.   We note your disclosure that many construction projects include post-installation monitoring and maintenance. Please address the following:

- Provide us with the general terms and conditions of this post-installation monitoring and maintenance. In this regard, please tell us how long the services are provided and whether this period generally coincides with the life of the system.

- Tell us if there are instances where the system is sold without the post-installation monitoring and maintenance. If so, please provide us with the approximate percentage of sales.

- Tell us if you provide monitoring and maintenance to third-party systems. If so, provide us with the general terms and conditions of such arrangements.

3.   Please address the following items related to your system output performance warranties:

- The disclosure notes you will warranty certain levels of output for 25 years. Please specify the level of output. To the extent the output varies by system please provide ranges and tell us what factors into this determination.

- Tell us what remedies are available to you for any performance issues.

- Please provide us with a more specific and comprehensive discussion of your consideration of this warranty under ASC 605. In this regard, tell us how you determined that your fee was considered fixed and determinable and what consideration you have given to whether the warranty represented a separate deliverable in the arrangement. Please tell us whether a performance warranty is ever provided when you are not providing post-installation monitoring and maintenance. If so, tell us how you account for these warranties.

- Please clarify if the performance warranty is limited to systems or if any performance warranty is provided for components (in addition to the workmanship warranties discussed in the response).

- Please clarify whether the same performance warranty is offered regardless of whether the system is sold or leased.

- Please clarify if the performance warranty and/or post-installation monitoring and maintenance are provided for development projects that include the sale or lease of real estate. If so, tell us how you considered each of the conditions in ASC 360-20-40-37.

4. For your arrangements that are accounted for under ASC 360, please provide us with a specific and comprehensive discussion of your consideration of each of the conditions in ASC 360-20-40-37. In addition, in circumstances where you have determined you have significant continuing involvement, please tell us what factors led to such conclusion.

5. We note your disclosure on page 87 that "in certain limited cases, the Company could be required to buy back a customer's system at fair value on specified future dates if certain minimum performance thresholds are not met for periods of up to two years. To date, no such repurchase obligations have been required." Please tell us if arrangements that are within the scope of ASC 360-20 contain such contractual provisions. If so, tell us how you evaluated such provisions relative to ASC 360-20-40-38.

6. We note your response to comment 1 regarding your workmanship warranties. With respect to arrangements that are accounted for under ASC 360-20, please tell us how you have considered the guidance in ASC 360-20-40-37 that does not necessarily contemplate probabilities relating to incurring future losses with respect to the real estate sold.

Form 10-Q for the Quarterly Period Ended June 28, 2015

Exhibit 32.1

7. We note that your certification refers to the Form 10-Q for the period ended March 29, 2015. Please file an amendment to your Form 10-Q for the period ended June 28, 2015 that includes the entire filing, including Exhibit 31 certifications, together with a corrected Exhibit 32 certification that refers to the proper periods.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery